Exhibit 99.1

Innate Pharma Reports Third Quarter Financial Results

  Preliminary data from ongoing Phase 2 TELLOMAK trial of lacutamab demonstrated clinical activity in mycosis fungoides, presented at EORTC-CLTG annual meeting
  Preliminary Sezary syndrome lacutamab Phase 2 data to be presented at ASH 2022 Annual Congress
  Innovative ANKET™ pipeline will be on display at ASH 2022 Annual Congress
  Cash position of €151.4 million1 as of 30 September 2022, with anticipated cash runway into H2 2024
  Conference call to be held today at 2:00 p.m. CET / 8:00 a.m. ET

MARSEILLE, France--(BUSINESS WIRE)--November 14, 2022--Regulatory News:

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced its revenues and cash position for the first nine months of 2022.

“Innate’s strong financial position, innovative science and strategic collaborations enable us to progress a focused pipeline of antibodies, including several potentially first-in-class clinical and preclinical candidates, in cancers with high unmet medical need.” said Mondher Mahjoubi, Chief Executive Officer of Innate Pharma. “We are pleased to see that lacutamab continues to show clinical activity in mycosis fungoides. We look forward to sharing data from the Phase 2 TELLOMAK trial for lacutamab in Sézary syndrome at ASH, as well as shining the spotlight on our proprietary ANKET™ platform, which demonstrates an important role in activating an anti-tumor response. Our third strategic pillar continues to advance, as part of our collaboration with AstraZeneca the PACIFIC-9 Phase 3 study of monalizumab in the early non-small cell lung cancer setting.”

Webcast and conference call will be held today at 2:00pm CET (8:00am ET).

The live webcast will be available at the following link:
https://events.q4inc.com/attendee/306131452

Participants may also join via telephone by registering in advance of the event at: https://registrations.events/direct/Q4E60139. Upon registration, participants will be provided with dial-in numbers, a direct event passcode and a unique registrant ID that they may use 10 minutes prior to the event start to access the call.

This information can also be found on the Investors section of the Innate Pharma website, www.innate-pharma.com. A replay of the webcast will be available on the Company website for 90 days following the event.

Pipeline highlights:

Lacutamab (anti-KIR3DL2 antibody):

  Preliminary results from the Phase 2 TELLOMAK study were presented at the EORTC-CLTG (European Organisation for Research and Treatment of Cancer - Cutaneous Lymphoma Tumours Group) 2022 meeting on 23 September, confirming clinical activity and favorable safety profile of lacutamab in patients with mycosis fungoides who express KIR3DL2 and who were previously treated with at least two lines of systemic therapy. Results showed that lacutamab produced a global objective response rate (ORR) of 28.6% (95% confidence interval [CI], 13.8-50.0) in the KIR3DL2-expressing MF patients (n=21), including 2 complete responses and 4 partial responses.
  The Company announced that it will report preliminary data from the Phase 2 TELLOMAK study in Sézary syndrome at the ASH (American Society of Hematology) 2022 Annual Congress on 10 December. The ASH abstract states that the preliminary data demonstrate that lacutamab showed clinical activity and a favorable safety profile. In the heavily pre-treated post-mogamulizumab patient population with an average of six prior lines of therapy, in the Intention to treat population (ITT) population, the global confirmed ORR was 21.6% (8/37). Confirmed ORR in the skin was 35.1% (13/37) and confirmed ORR in the blood was 37.8% (14/37). Additional data will be presented at the ASH 2022 Annual Congress.
  On 11 September, at the ESMO 2022 conference, the Company presented a poster on the ongoing lacutamab Phase 1b trial design in monotherapy in peripheral T-cell lymphoma (PTCL).
  Two clinical trials are underway evaluating lacutamab in patients with KIR3DL2-expressing, relapsed/refractory PTCL:
    Phase 1b trial: a Company-sponsored Phase 1b clinical trial to evaluate lacutamab as a monotherapy in patients with KIR3DL2-expressing relapsed PTCL.
    Phase 2 KILT (anti-KIR in T Cell Lymphoma) trial: The Lymphoma Study Association (LYSA) investigator-sponsored, randomized trial to evaluate lacutamab in combination with chemotherapy GEMOX (gemcitabine in combination with oxaliplatin) versus GEMOX alone in patients with KIR3DL2-expressing relapsed/refractory PTCL.

ANKET™ (Antibody-based NK cell Engager Therapeutics):

  An 18 October edition of Cell Reports Medicine described the development of Innate’s fit-for-purpose ANKET™ antibody-based tetra-specific molecule to harness the antitumor functions of NK cells, boosting their capacity to proliferate, to accumulate at the tumor site and to kill tumor cells.
  Progress continues toward investigational new drug (IND) filing in 2023 for the CD20 targeted tetra-specific ANKET™, IPH6501.
  Sanofi will present two posters on SAR’579/IPH6101 and SAR’514/IPH6401 at the ASH 2022 Annual Congress on the 11 and 12 December:
    An open-label, first-in-human, dose-escalation study of SAR443579 administered as single agent by intravenous infusion in patients with relapsed or refractory acute myeloid leukemia (R/R AML), B-cell acute lymphoblastic leukemia (B-ALL) or high-risk myelodysplasia (HR-MDS)
    The Novel Trifunctional Anti-BCMA NK Cell Engager SAR’514 Has Potent in-Vitro and in-Vivo Anti-Myeloma Effect through Dual NK Cell Engagement
  The Phase 1/2 clinical trial by Sanofi continues, evaluating IPH6101/SAR’579, the first NKp46/CD16-based CD123-targeted ANKET™ NK cell engager, in patients with relapsed or refractory acute myeloid leukemia (R/R AML), B-cell acute lymphoblastic leukemia (B-ALL) or high-risk myelodysplastic syndrome (HR-MDS).
  It was previously announced that Sanofi had made the decision to progress IPH6401/SAR’514 into investigational new drug (IND)-enabling studies. IPH6401/SAR’514 is a BCMA-targeting NK cell engager using Sanofi’s proprietary CROSSODILE® multi-functional platform, which comprises the Cross-Over-Dual-Variable-Domain (CODV) format. It induces a dual targeting of the NK activating receptors, NKp46 and CD16, for an optimized NK cell activation, based on Innate’s ANKET™ proprietary platform.

Monalizumab (anti-NKG2A antibody), partnered with AstraZeneca:

  Innate continues to see progress for monalizumab in the early non-small cell lung cancer setting, with the ongoing Phase 3 PACIFIC-9 study run by AstraZeneca.
  On 12 September at the European Society for Medical Oncology (ESMO) 2022 congress, AstraZeneca presented an oral presentation on the Phase 2 NeoCOAST study assessing the safety and efficacy of neoadjuvant durvalumab in combination with chemotherapy and oleclumab (AstraZeneca’s anti-CD73) or monalizumab and adjuvant treatment in patients with resectable, early-stage NSCLC.
  On 1 August, Innate announced that a planned futility interim analysis of the Phase 3 INTERLINK-1 study sponsored by AstraZeneca did not meet a pre-defined threshold for efficacy. The company announced that, based on the result and the recommendation of an Independent Data Monitoring Committee, the study was to be discontinued. There were no new safety findings. AstraZeneca plan to share the data in due course. The INTERLINK-1 study, evaluated monalizumab in combination with cetuximab vs. cetuximab in patients with recurrent or metastatic squamous cell carcinoma of the head and neck who have been previously treated with platinum-based chemotherapy and PD-(L)1 inhibitors.

IPH5201 (anti-CD39), partnered with AstraZeneca:

  The previously announced Phase 2 clinical trial conducted by Innate in lung cancer for IPH5201, an anti-CD39 blocking monoclonal antibody developed in collaboration with AstraZeneca, is in planning. The Company will present a poster of preclinical data supporting the rationale for the clinical trial at the 2022 ESMO Immuno-Oncology (IO) Annual Congress in December.
  AstraZeneca will present a poster entitled “IPH5201 as Monotherapy or in Combination with Durvalumab in Advanced Solid Tumours” at the 2022 ESMO IO Annual Congress in December.

IPH5301 (anti-CD73):

  The investigator-sponsored Phase 1 trial of IPH5301 (CHANCES), in collaboration with Institut Paoli-Calmettes is ongoing. The trial will be conducted in two parts, Part 1, the dose escalation, followed by a Part 2 safety expansion study cohort. Part 2 will evaluate IPH5301 in combination with chemotherapy and trastuzumab in HER2+ cancer patients. The design of the Phase 1 study will be highlighted at the ESMO IO congress in December.

Corporate Update:

  On May 03, Innate announced the commencement of an At-The-Market (ATM) program, pursuant to which it may, from time to time, offer and sell to eligible investors a total gross amount of up to $75 million American Depositary Shares (“ADS”). Each ADS representing one ordinary share of Innate. As of September 30, 2022, the balance available under our May 2022 sales agreement remains at $75 million.

Financial Results:

  Cash, cash equivalents and financial assets of the Company amounted to €151.4 million as of September 30, 2022. At the same date, financial liabilities amounted to €43.1 million.
  Revenues for the first nine months of 2022 amounted to €44.3 million (€10.3 million for the same period in 2021). For the nine-month period, ended September 30, 2022, revenue from collaboration and licensing agreements mainly results from the spreading of the payments received under our agreements with AstraZeneca and Sanofi.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate is a pioneer in the understanding of Natural Killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code	FR0010331421
Ticker code	Euronext: IPH Nasdaq: IPHA
LEI	9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

1 Including short term investments (€21.6 million) and non-current financial instruments (€34.3 million).

Contacts

For additional information:

Investors

Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

Media Relations

NewCap
Arthur Rouillé
Tel.: +33 (0)1 44 71 00 15
innate@newcap.eu